UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On March 13, 2024, MorphoSys AG (the “Company”) published its 2023 Group Annual Report attached hereto as Exhibit 99.1.

Exhibit 99.1 to this report on Form 6-K is incorporated by reference, other than the information under the Sections “Summary” on page 28-29, “Research and Development” on pages 33-39, “The Management Board’s General Assessment of Business Performance” on page 60 and “Outlook and Forecast” on page 61-63, in the registration statement on Form S-8 (File No. 333- 277693) of MorphoSys AG and in the outstanding prospectus contained in such registration statement.

Exhibits

99.1    MorphoSys Group Annual Report 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: March 13, 2024     By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations

    By: /s/ i.A. Robert Mayer
        Name: Robert Mayer
            Title:     Director Investor Relations